UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Myovant Sciences Ltd.

(Name of Issuer)

Common Shares, $0.000017727 par value per share

(Title of Class of Securities)

G637AM102

(CUSIP Number)

Suite 1, 3rd Floor,

11-12 St. James’s Square,

London SW1Y 4LB,

United Kingdom

+44 207 400 3347

With copies to:

Damien R. Zoubek, Esq.

Cravath, Swaine & Moore LLP

825 Eighth Avenue

New York, NY 10019

+1 (212) 474-1000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 31, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G637AM102

1.	Name of Reporting Persons: Roivant Sciences Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Bermuda

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 40,765,599

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 40,765,599

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,765,599

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 45.5% (1)

14.	Type of Reporting Person (See Instructions) CO

(1) All share percentage calculations in this Amendment No. 3 to the Original Schedule 13D (as defined below) are based on 89,622,626 Common Shares, $0.000017727 par value per share, of Myovant Sciences Ltd. (the “Issuer”), issued and outstanding as of July 30, 2019, as disclosed by the Issuer on its quarterly report on Form 10-Q, as filed with the Securities and Exchange Commission on August 6, 2019.

EXPLANATORY NOTE

Pursuant to Rule 13d-2 of the Securities Exchange Act of 1934, as amended, this Amendment No. 3 (“Amendment No. 3”) amends certain items of the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on June 14, 2019, as amended by Amendment No. 1 filed with the SEC on July 16, 2019 and Amendment No. 2 filed with the SEC on September 6, 2019 (as so amended, the “Original Schedule 13D”) relating to the Common Shares, $0.000017727 par value per share (the “Common Shares”), of Myovant Sciences Ltd. (the “Issuer”), which are beneficially owned by Roivant Sciences Ltd. (“Roivant” or the “Reporting Person”). This Amendment No. 3 amends the Original Schedule 13D on behalf of the Reporting Person to furnish the information set forth herein. Except as set forth below, all Items of the Original Schedule 13D remain unchanged. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Original Schedule 13D.

Item 4. Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended to add the following:

Transaction Agreement

As previously announced, on September 6, 2019, Roivant and Sumitomo Dainippon Pharma Co., Ltd. (“Sumitomo”) entered into a non-binding memorandum of understanding (the “MOU”) related to the creation of a strategic alliance between the companies (the “Strategic Alliance”).

As contemplated by the MOU, on October 31, 2019, Sumitomo, Roivant and certain of Roivant’s subsidiaries entered into a definitive agreement (the “Transaction Agreement”) related to the creation of the Strategic Alliance.  Among other things, the Transaction Agreement provides that, subject to the conditions set forth therein: (i) Sumitomo will indirectly acquire all of the Common Shares of the Issuer that are beneficially owned by Roivant, along with the equity interests owned by Roivant in four of its other subsidiaries (collectively, the “Strategic Alliance Entities”), (ii) Roivant will grant Sumitomo options to purchase, subject to certain exceptions set forth in the Transaction Agreement, Roivant’s existing equity interests in six other privately-held Roivant subsidiaries or affiliates and (iii) Roivant will issue to Sumitomo common shares of Roivant.  In exchange, the Transaction Agreement provides that Sumitomo will make a $3.0 billion upfront cash payment to Roivant upon the closing of the transactions contemplated by the Transaction Agreement (collectively, the “Transactions”), subject to certain adjustments as set forth therein.

The Transaction Agreement contemplates that the Transactions will be subject to certain closing conditions, including expiration of the waiting period under the Hart-Scott Rodino Antitrust Improvements Act.  In addition, the closing of the Transactions is conditioned upon the effectiveness of certain governance provisions of the Issuer and, at or prior to the closing, Sumitomo having beneficial ownership over greater than 50% of the issued and outstanding common shares of the Issuer.  The closing of the Transactions is also conditioned upon, among other things, Sumitomo having the ability to consolidate, for accounting purposes, all of the Strategic Alliance Entities, including the Issuer, at the closing of the Transactions.

Other than as described above, contemplated by the Transaction Agreement or as would occur upon consummation of the Transactions, Roivant does not have current plans or proposals that relate to or that would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D.  Roivant may, at any time, review or reconsider its position with respect to the Issuer and reserves the right to develop or modify such plans or proposals. Notwithstanding the foregoing, Roivant does not intend to provide additional disclosures related to the matters related to the Transactions unless and until disclosure is required under applicable U.S. securities laws.

The foregoing description of the Transaction Agreement and the transactions contemplated thereby does not purport to be complete and is qualified in its entirety by reference to the Transaction Agreement, a copy of which is filed as Exhibit 7.04 to this Schedule 13D and which is incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Original Schedule 13D is hereby amended to add the following:

The description of the Transaction Agreement and the Transactions set forth in Item 4 is incorporated by reference herein.

Item 7.   Materials to be Filed as Exhibits

Exhibit No.	Description
7.04*

Transaction Agreement, dated as of October 31, 2019, by and among Sumitomo Dainippon Pharma Co., Ltd., Vant Alliance Ltd., Roivant Sciences Ltd., Enzyvant Therapeutics Ltd., Altavant Sciences Ltd., and Spirovant Sciences Ltd.

* Certain schedules to the Transaction Agreement addressing matters unrelated to the securities of the Issuer have been omitted. The Reporting Person agrees to furnish a copy of any omitted schedule supplementally to the SEC upon request.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 4, 2019	Roivant Sciences Ltd.

	By:	/s/ Marianne Romeo Dinsmore
	Name:	Marianne Romeo Dinsmore
	Title:	Authorized Signatory